Mail Stop 6010

June 26, 2008

Deni Zodda
Senior Vice President and Chief Financial Officer
NovaDel Pharma, Inc.
25 Minneakoning Road
Flemington, NJ 08822

Re: NovaDel Pharma, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 3, 2008
File No. 1-32177

Dear Mr. Zodda:

We have completed our review of your proxy statement and have no further comments at this time. Please contact Song Brandon at (202) 551-3621 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Emilio Ragosa, Esq.
       Christine Aubin Zoino, Esq.
       Morgan, Lewis & Bockius LLP
       502 Carnegie Center
       Princeton, NJ 08540